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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D) (4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                             AMERICAN PAGING, INC.
                           (NAME OF SUBJECT COMPANY)

                             AMERICAN PAGING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    02882K10
                                   ----------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                      Terrence T. Sullivan (612) 623-1027
                             American Paging, Inc.
  1300 Godward Street Northeast, Suite 3100, Minneapolis, Minnesota 55413-1767

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                         ------------------------------

                                WITH A COPY TO:

       Richard L. Williams III                       Michael G. Hron
   Vedder Price Kaufman & Kammholz                   Sidley & Austin
          222 N. LaSalle St.                     One First National Plaza
       Chicago, Illinois 60610                   Chicago, Illinois 60603
            (312) 609-7588                            (312) 853-7000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is American Paging, Inc. (the "Company"). The address of the principal executive offices of the Company is 1300 Godward Street NE, Suite 3100, Minneapolis, Minnesota 55413-1767. The title of the class of equity securities to which this Statement relates is the Company's common shares, par value $1.00 per share (the "Common Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer by API Merger Corp., a Delaware corporation (the "Purchaser") and a direct, wholly owned subsidiary of Telephone and Data Systems, Inc., an Iowa corporation ("TDS"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 18, 1998, to purchase all of the issued and outstanding Common Shares held by the Company's shareholders other than TDS, Purchaser or their affiliates at $2.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto constitute the "Offer"), copies of which are filed respectively as Exhibits
(a)(1) and (a)(2) of this Schedule 14D-9 and are incorporated herein by reference. As set forth in the Schedule 14D-1, the address of the principal executive offices of each of Purchaser and TDS is 30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602.

    The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference. Among other things, the Merger Agreement provides that as promptly as practicable following the purchase of Common Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, in accordance with the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), subject to the terms and conditions of the Merger Agreement, each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held in the treasury of the Company, Common Shares owned by TDS or their subsidiaries or Common Shares as to which appraisal rights have been exercised) shall be converted into the right to receive the price per Common Share paid in the Offer in cash, without interest (the "Merger Consideration").

    Upon consummation of such merger, TDS and TSR Paging, Inc., a Delaware corporation ("TSR"), in accordance with the terms and conditions of an Asset Contribution Agreement, dated as of December 22, 1997 (the "Asset Contribution Agreement"), among TDS, TSR and TSR Wireless LLC, a Delaware limited liability company ("TSR Wireless"), will combine their respective paging businesses, and TDS will cause the Company to contribute substantially all of the assets and certain, limited, liabilities of the Company, and TSR Paging will contribute all of its assets and liabilities into TSR Wireless. TSR Wireless will not assume debt owed by the Company to TDS pursuant to the Revolving Credit Agreement, dated as of January 1, 1994, as amended and supplemented to date (approximately $185 million at January 31, 1998). The Company, which would then be a wholly owned subsidiary of TDS, will have a 30% interest and TSR Paging will have a 70% interest in TSR Wireless, subject to adjustment pursuant to the terms of the Asset Contribution Agreement. A copy of the Asset Contribution Agreement is filed as Exhibit(c)(2) to this Schedule 14D-9.

    Concurrently with the filing of this Schedule 14D-9, Purchaser, TDS and the Company are jointly filing with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3, dated February 18, 1998.

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ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Purchaser or TDS, or actions or events with respect to any of them, was provided by Purchaser or TDS, respectively, and the Company takes no responsibility for such information.

    (b) The information contained under the caption "INTRODUCTION", "SPECIAL FACTORS-- Background of the Offer", "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of TDS for the Offer and the Merger", "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "SPECIAL FACTORS--Beneficial Ownership of Securities of the Company", SPECIAL FACTORS--Related Party Transactions", "THE TENDER OFFER--Certain Information Concerning the Company" and "THE TENDER OFFER--Certain Information Concerning TDS and Purchaser" of the Offer to Purchase is incorporated herein by reference.

    Reference is also made to the information contained under the captions "Summary Compensation Table", "General Information Regarding Options and SARs", "Compensation of Directors" and "Executive Compensation Report" on pages 11-17 of the Company's proxy statement relating to the annual meeting of the Company's shareholders held on May 5, 1997, a copy of which pages is included as Exhibit
(c)(13) to this Schedule 14D-9 and is incorporated by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a)-(b) THE BOARD OF DIRECTORS, BASED IN PART ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE (COMPRISED OF DIRECTORS WHO ARE NOT OFFICERS OR EMPLOYEES OF THE COMPANY NOR OFFICERS OR DIRECTORS OF TDS OR ITS AFFILIATES), HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, DETERMINED THAT EACH OF THE OFFER AND MERGER IS FAIR TO THE COMPANY'S PUBLIC SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. The information contained under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of the Financial Advisor to the Special Committee" of the Offer to Purchase, describing the nature and the reasons for the recommendation of the Special Committee and the Board with respect to the Offer, is incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information contained under the caption "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee" of the Offer to Purchase, to the extent describing the retention of PaineWebber Incorporated as financial advisor to the Special Committee and the compensation to be paid to PaineWebber in such capacity, is incorporated herein by reference.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth under the caption "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger", "THE TENDER OFFER--Certain Information Concerning the Company", "THE TENDER OFFER--Certain information Concerning TDS and the Purchaser" of the Offer to Purchase, which is incorporated herein by reference, no transactions in Common Shares have been

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effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of its executive officers, directors or affiliates.

    (b) The information set forth under the captions "INTRODUCTION" and "SPECIAL FACTORS-- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase describing the present intent, to the extent known by the Company, of the executive officers, directors, affiliates or subsidiaries of the Company to tender pursuant to the Offer any Common Shares which are held of record or beneficially owned by such person, is incorporated herein reference.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a)-(b) Except as described in Items 3 and 4 above, including as set forth in the Offer to Purchase, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth under the captions "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--The Merger Agreement", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER--Financing of the Offer and the Merger" of the Offer to Purchase, which are incorporated herein by reference, to the best of the Company's knowledge, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material subsidiary of the Company, (iii) a tender offer or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    Not Applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Form of Offer to Purchase dated February 18, 1998.*

    (a)(2)  Form of Letter of Transmittal.*

    (a)(3)  Letter to Company Shareholders, dated February 18, 1998.*

    (a)(4) Opinion of PaineWebber Incorporated, dated February 10, 1998 (attached as Schedule III to Exhibit (a)(1)).*

    (a)(5) Summary Advertisement as published in the Wall Street Journal on February 18, 1998.*

    (a)(6) Form of Joint Press Release dated February 11, 1998 issued by the Company and TDS.*

    (a)(7) Form of Joint Press Release dated February 18, 1998 issued by the Company and TDS.*

    (c)(1) Agreement and Plan of Merger, dated as of February 11, among TDS, Purchaser and the Company.*

    (c)(2) Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging, Inc. and TSR Wireless LLC, is hereby incorporated herein by reference to Exhibit 2.1 of the Schedule 13-D relating to the Company filed by TDS on December 23, 1998.

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    (c)(3)  Option Agreement, dated as of December 22, 1997, between TDS and TSR
Paging, Inc., is hereby incorporated herein by reference to Exhibit 2.2 of the
Schedule 13-D relating to the Company filed by TDS on December 23, 1998.

    (c)(4) Restated Certificate of Incorporation, as amended, is hereby incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

    (c)(5) Voting Trust Agreement, dated as of June 30, 1989, with respect to Common Shares of TDS, is hereby incorporated by reference to Exhibit 9.1(a),
Exhibit 9.1(b) and Exhibit 9.1(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

    (c)(6) Exchange Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

    (c)(7) Revolving Credit Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

    (c)(8) Amendment to Revolving Credit Agreement, between the Company and TDS, dated March 5, 1997 and effective January 1, 1997.*

    (c)(9) Amendment to Revolving Credit Agreement, between the Company and TDS, dated January 13, 1998.*

    (c)(10) Intercompany Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

    (c)(11) Registration Rights Agreement, between the Company and TDS, as amended, is hereby incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

    (c)(12) Employee Benefit Plans Agreement, between the Company and TDS, is hereby incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration No. 33-72707).

    (c)(13) Pages 11 through 17 of the Company's Proxy Statement dated April 7, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.

------------------------

* Incorporated by reference to the Statement in Schedule 14D-1 filed by Purchaser and TDS on February 18, 1998.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1998        AMERICAN PAGING, INC.

                                By:   /s/ TERRENCE T. SULLIVAN
                                      ------------------------------------------
                                      Name: Terrence T. Sullivan
                                      Title:  PRESIDENT

                       Signature Page for Schedule 14D-9

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
EXHIBIT NO.                                           EXHIBIT DESCRIPTION
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
   (c)(13)   Pages 11 through 17 of the Company's Proxy Statement dated April 7, 1997, relating to the Company's
               1997 Annual Meeting of Shareholders.
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